Exhibit 12

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                      CENTRAL FIDELITY BANKS, INC.
                   RATIO OF EARNINGS TO FIXED CHARGES
                       FOR THE PERIODS INDICATED


                                 Six Months
                                Ended June 30,             Year Ended December 31,

                                1994     1993     1993     1992     1991     1990     1989
Net income                     $58,874  $50,444 $102,917  $78,516  $60,435  $55,753  54,384
Income tax expense              28,531   21,650   44,334   30,782   18,909   13,609  15,740
                               -------  ------- --------  -------  -------  -------  ------
Pretax income                  $87,405  $72,094 $147,251 $109,298  $79,344  $69,362  70,124
                               =======  =======  =======  =======  =======  =======  ======
Fixed charges:
 Interest on borrowings        $38,047  $22,632  $50,553  $33,364  $43,620  $54,353  42,396
 Amortization of debt
   issuance expenses                59       62      125       44       42       42      42
 Interest portion of
   rental expense                1,719    1,673    3,377    3,253    3,047    2,938   2,535
                               -------  -------  -------  -------  -------  -------  ------
Excluding interest on
 deposits                      $39,825  $24,367  $54,055  $36,661  $46,709  $57,333  44,973

Interest on deposits          $110,226 $121,712 $239,178 $252,333 $275,745 $271,749 243,935
                               =======  =======  =======  =======  =======  =======  ======

Including interest on
 deposits                     $150,051 $146,079 $293,233 $288,994 $322,454 $329,082 288,908
                               =======  =======  =======  =======  =======  =======  ======

Ratio of Earnings to
 Fixed Charges:
 Excluding interest on
  deposits                        3.19     3.96     3.72     3.98     2.70     2.21  2.56
 Including interest on
  deposits                        1.58     1.49     1.50     1.38     1.25     1.21  1.24

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